CENTURY PROPERTIES FUND XVII
c/o Fox Partners
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 29, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 24, LLC; MP Value Fund 5, LLC; MPF Flagship Fund 9, LLC; MPF Acquisition Co. 3, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy up to 6,000 units of limited partnership interest (“Units”) in Century Properties Fund XVII (the “Partnership”) on June 20, 2007.
     The Partnership, through its managing general partner, Fox Partners, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group’s offer because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     However, we call your attention to the following considerations:
•	The $325.00 offer price will be reduced by the amount of any distributions declared or made between June 20, 2007 and July 26, 2007, the expiration date of the MPF Group’s offer, which may be further extended.

•	The MPF Group’s offer to purchase estimates the liquidation value of the Partnership to be $366.00 per Unit. However, the MPF Group is only offering $325.00 per Unit.

•	The MPF Group intends to make a profit from the purchase of Units at $325.00.

•	The MPF Group’s offer is limited to 6,000 Units. If more than 6,000 Units are tendered in the MPF Group’s offer, the MPF Group will accept the Units on a pro rata basis. Therefore, unless the investor selects the “All or None” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	As of June 21, 2007, the Partnership has 75,000 outstanding Units. According to its offer, the MPF Group and its affiliates currently own 742 Units in the Partnership representing 0.99% of the outstanding Units. However, our records indicate that entities we believe are affiliated with the MPF Group directly and indirectly owns or controls an aggregate of 688 Units. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. The MPF Group’s offer to purchase 6,000 Units constitutes 8% of the outstanding Units. Any increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties, L.P. (“Aimco Properties”) and its affiliates, which collectively hold 51,859 Units or approximately 69.15% of the outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	The Partnership’s current investment property consists of four properties: Peakview Place, formerly known as Cherry Creek Gardens, a 295-unit apartment complex located in an unincorporated area of Arapahoe County, Colorado; Creekside, a 328-unit apartment complex located in Denver, Colorado; The Lodge, a 376-unit apartment complex located in Denver, Colorado; and The Village in the Woods, a 530-unit apartment complex located in Cypress, Texas.

•	The managing general partner is currently evaluating a possible sale of The Village in the Woods, however, such property has not yet been listed or marketed for sale. No assurances can be given regarding the timing or amount of a sale, or if any action will be taken at all.

•	During the three months ended March 31, 2007, the Partnership completed approximately $49,000 of capital improvements at Peakview Place Apartments, consisting primarily of floor covering replacement. During the three months ended March 31, 2007, the Partnership completed approximately $112,000 of capital improvements at Creekside Apartments, consisting primarily of exterior doors, signage, lighting, water heater and sprinkler system upgrades and floor covering replacement. During the three months ended March 31, 2007, the Partnership completed approximately $72,000 of capital improvements at The Lodge Apartments, consisting primarily of sprinkler system upgrades, heating and cooling upgrades and floor covering replacement. During the three months ended March 31, 2007, the Partnership completed approximately $125,000 of capital improvements at The Village in the Woods Apartments consisting primarily of interior building improvements, kitchen and bathroom upgrades and floor covering replacement.

•	Aimco Properties made a tender offer on November 8, 2004, for the purchase of Units at a price of $320.94 per Unit (revised from the original price of $258.58 per Unit). The offer was held open through December 28, 2004, and 3,493 units were accepted.

•	Since January 1, 2004, Aimco Properties has purchased in private transactions 206 Units at a price of $208.02 per Unit in 2004, 378 Units at a Price of $320.94 per Unit in 2005 and 28 Units at a price of $320.94 in 2006.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
¡	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum (there have been no sales reported by Direct Investments Spectrum during 2007 (through March 31)).

	HIGH	LOW
Year Ended December 31, 2004:	$245.00	$225.00
Year Ended December 31, 2005:	$300.00	$240.00
Year Ended December 31, 2006:	$315.00	$230.00

¡	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007 (through May 31), 2006, 2005 and 2004, as reported by the American Partnership Board.

	HIGH	LOW
Year Ended December 31, 2004:	$245.00	$236.00
Year Ended December 31, 2005:	$258.12	$258.12
Year Ended December 31, 2006:	$312.12	$231.12
Year Ended December 31, 2007 (through May 31)	$384.00	$384.00
•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units or direct purchases of Units at higher prices.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely,

Fox Partners,
Managing General Partner

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